UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 17)1

Genesco Inc.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

371532102

(CUSIP Number)

CHRISTOPHER S. KIPER

LEGION PARTNERS ASSET MANAGEMENT, LLC

12121 Wilshire Blvd, Suite 1240

Los Angeles, California 90025

(424) 253-1773

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 16, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		386,120
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

386,120
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

386,120
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		32,722
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

32,722
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,722
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		418,842
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

418,842
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

418,842
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		418,842
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

418,842
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

418,842
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

IA

5

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		418,942
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

418,942
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

418,942
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		418,942
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

418,942
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

418,942
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Raymond T. White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		418,942
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

418,942
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

418,942
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 371532102

The following constitutes Amendment No. 17 to the Schedule 13D filed by the undersigned (“Amendment No. 17”). This Amendment No. 17 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 386,120 Shares owned directly by Legion Partners I is approximately $15,255,675, including brokerage commissions. The aggregate purchase price of the 32,722 Shares owned directly by Legion Partners II is approximately $1,306,485, including brokerage commissions. The aggregate purchase price of the 100 Shares owned directly by Legion Partners Holdings is approximately $3,612, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 12,609,875 Shares outstanding as of November 25, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 8, 2022.

A.	Legion Partners I
(a)	As of the close of business on February 17, 2023, Legion Partners I beneficially owned 386,120 Shares.

Percentage: 3.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 386,120
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 386,120

(c)	The transactions in the Shares by Legion Partners I since the filing of Amendment No. 16 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	Legion Partners II
(a)	As of the close of business on February 17, 2023, Legion Partners II beneficially owned 32,722 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 32,722
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 32,722

(c)	The transactions in the Shares by Legion Partners II since the filing of Amendment No. 16 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
9

CUSIP No. 371532102

C.	Legion Partners GP
(a)	Legion Partners GP, as the general partner of each of Legion Partners I and Legion Partners II, may be deemed the beneficial owner of the (i) 386,120 Shares owned by Legion Partners I and (ii) 32,722 Shares owned by Legion Partners II.

Percentage: 3.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 418,842
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 418,842

(c)	Legion Partners GP has not entered into any transactions in the Shares since the filing of Amendment No. 16 to the Schedule 13D. The transactions in the Shares on behalf of each of Legion Partners I and Legion Partners II since the filing of Amendment No. 16 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	Legion Partners Asset Management
(a)	Legion Partners Asset Management, as the investment advisor of each of Legion Partners I and Legion Partners II, may be deemed the beneficial owner of the (i) 386,120 Shares owned by Legion Partners I and (ii) 32,722 Shares owned by Legion Partners II.

Percentage: 3.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 418,842
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 418,842

(c)	Legion Partners Asset Management has not entered into any transactions in the Shares since the filing of Amendment No. 16 to the Schedule 13D. The transactions in the Shares on behalf of each of Legion Partners I and Legion Partners II since the filing of Amendment No. 16 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
E.	Legion Partners Holdings
(a)	As of the close of business on February 17, 2023, Legion Partners Holdings directly owned 100 Shares. Legion Partners Holdings, as the sole member of Legion Partners Asset Management and sole member of Legion Partners GP, may be deemed the beneficial owner of the (i) 386,120 Shares owned by Legion Partners I and (ii) 32,722 Shares owned by Legion Partners II.

Percentage: 3.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 418,942
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 418,942

10

CUSIP No. 371532102

(c)	Legion Partners Holdings has not entered into any transactions in the Shares since the filing of Amendment No. 16 to the Schedule 13D. The transactions in the Shares on behalf of each of Legion Partners I and Legion Partners II since the filing of Amendment No. 16 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
F.	Messrs. Kiper and White
(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 386,120 Shares owned by Legion Partners I, (ii) 32,722 Shares owned by Legion Partners II and (iii) 100 Shares owned by Legion Partners Holdings.

Percentage: 3.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 418,942
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 418,942

(c)	None of Messrs. Kiper and White has entered into any transactions in the Shares since the filing of Amendment No. 16 to the Schedule 13D. The transactions in the Shares on behalf of each of Legion Partners I and Legion Partners II since the filing of Amendment No. 16 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

(e)	The Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer as of February 17, 2023.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Legion Partners I previously sold short in the over-the-counter market American-style call options referencing an aggregate of 285,000 Shares, with an exercise price of $45 per Share and expiring on February 17, 2023. At expiration, call options referencing 285,000 Shares were assigned, resulting in the sale of stock, as set forth on Schedule A, which is incorporated herein by reference.

Legion Partners II previously sold short in the over-the-counter market American-style call options referencing an aggregate of 24,100 Shares, with an exercise price of $45 per Share and expiring on February 17, 2023. At expiration, call options referencing 24,100 Shares were assigned, resulting in the sale of stock, as set forth on Schedule A, which is incorporated herein by reference.

Legion Partners I has sold short in the over-the-counter market American-style call options referencing an aggregate of 182,700 Shares, which have an exercise price of $45 per Share and expire on March 17, 2023.

Legion Partners II has sold short in the over-the-counter market American-style call options referencing an aggregate of 15,500 Shares, which have an exercise price of $45 per Share and expire on March 17, 2023.

11

CUSIP No. 371532102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2023

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

12

CUSIP No. 371532102

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond T. White
Raymond T. White

13

CUSIP No. 371532102

SCHEDULE A

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 16 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

LEGION PARTNERS, L.P. I

Sale of March 2023 Call Option ($45.00 Strike Price)[1]	(92,200)	4.0000	02/15/2023
Sale of March 2023 Call Option ($45.00 Strike Price)[1]	(50,000)	4.2265	02/16/2023
Sale of Common Stock[2]	(285,000)	45.0000	02/17/2023

LEGION PARTNERS, L.P. II

Sale of March 2023 Call Option ($45.00 Strike Price)[1]	(7,800)	4.0000	02/15/2023
Sale of March 2023 Call Option ($45.00 Strike Price)[1]	(4,300)	4.2265	02/16/2023
Sale of Common Stock[2]	(24,100)	45.0000	02/17/2023

______________________________________

1 Represents Shares underlying American-style call options sold short in the over-the-counter market with an expiration date of March 17, 2023.

2 Represents Shares disposed of in connection with the assignment of certain American-style call options that were sold short in the over-the-counter market.